

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 1, 2010

Dan Valladao
5422 Carrier Drive, Suite 309
Orlando, FL 32819

> **Re: GreenCell, Incorporated**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed September 17, 2010**
> **File No. 333-167147**

Dear Mr. Valladao:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   Please reconcile your disclosure of the number of shares being offered by your selling shareholders with your disclosure on the outside back cover page of your prospectus.

Our Business, page 3

2.   We note your response to prior comment 1; however, it remains unclear how solely the UltraTemp technologies are sufficient to create the products that you mention here without your acquisition or development of significant additional intellectual property. Please revise your summary to state clearly and directly using concrete, everyday words, without long, complex sentences, what your current intellectual property does; include in your disclosure the limitation of your current license to igniter technology as you mention in response to prior comment 15. For example, if you have rights to your significant shareholder's proprietary fiber matrix composite material that bonds to ceramic and metal

to create a layered product, and you intend to combine that layered product with components from third parties to build an igniter for home gas appliances, it is unclear why you do not say so directly and then disclose clearly in the detailed business section of your document how a home gas igniter operates and how your technology would be used in such a product.

You may subsequently highlight in the summary what you hope to develop in the future, but you should include such disclosure *after* a clear explanation of what your current intellectual property does now, the limited scope of your license, and what you currently are focused on developing. For example, if you intend to market your layered composite product to potential third-party partners whose components would be used to build the other products that you mention in your document, it is unclear why you do not say so clearly and directly in your summary. Your detailed disclosure later in your document also should clearly disclose current capabilities before future plans and should make clear to investors who may not work in your industry the extent of the intellectual property that you must develop or acquire to complete those future plans.

3.   Please reconcile your disclosure in the second paragraph regarding when you intend to generate revenue with your disclosure in the first paragraph of "Overview" on page 35 and in the third paragraph of Note 1 on pages F-5 and F-23.

If we do not file a Registration Statement on Form 8-A . . . , page 11

4.   Because your disclosure does explain the automatic reporting suspension of Section 15(d) of the Exchange Act, we reissue prior comment 3.

5.   Please reconcile the implication of the second sentence of this risk factor that you intend to file a Form 8-A after March 31, 2011 with your disclosure on page 42 under "Reports to Shareholders" that you do not intend to voluntarily file a Form 8-A.

Should either one or both . . . , page 11

6.   Please expand your disclosure added in response to prior comment 38 to mention the going concern language in the report from General Automotive's auditor. Also, with a view toward disclosure in an appropriate section of your document, please tell us more information regarding the size and financial condition of SenCer, including the number of employees unrelated to your business, working capital, and cash flow.

There are potential conflicts . . . , page 12

7.   Your response to prior comment 6 does not clarify why a major shareholder with an interest in your gross sales does not have a conflict with common shareholders who may have interests in net income or cash flows. For example, wouldn't a major shareholder who receives a payment on your gross sales regardless of the profitability of those sales

or whether those sales generate cash have interests that differ from shareholders interested in profits and your ability to generate cash? If so, please clearly explain the risk of the conflict in your risk factors.

Selling Security Holders, page 15

8.   We note your response to prior comment 8 and the second and third paragraphs of your disclosure in this section. Please revise your disclosure to clarify whether the 1,105,000 offered shares are the shares you first sold in the December 2009 through April 2010 offering that you mention in the third paragraph.

9.   Please verify the accuracy of the disclosure in your table. For example:

- The issue date for Frank Bruno, James S. Painter, Jr., and Linda Portmann in the table on page 16 does not match your disclosure on pages II-2 and II-3.
- Your disclosure on page 16 of the number of shares owned by Margo K. Painter does not match your disclosure on page II-4 that Ms. Painter received a gift of 75,000 shares on December 14, 2009.
- Your disclosure regarding the number of shares that John Schoene owns before the offering does not appear to match your disclosure regarding the number that he owns after the offering.
- Your disclosure of the number of shares that Bryan Andrews owns is not reconcilable to your disclosure of the percentage of shares that he owns.

10.   Please reconcile your disclosure of the number of shares being registered for resale by James Byrd, Jr. and James Painter with your disclosure in footnotes 1 and 2 that 190,000 shares are being registered for resale.

11.   Refer to your response to prior comment 13. Please disclose the percentage of General Automotive shares held by Douglas Nagel and his affiliates. Also disclose the percentage of General Automotive shares that Mr. Nagel and his affiliates have the right to purchase.

12.   Please fully disclose here your relationships with the selling stockholders, including the scope, duration and material terms of the consulting arrangements with you and your affiliates.

Related Shareholders, page 18

13.   Please reconcile your disclosures in this table regarding the number of shares registered for sale by James S. Byrd, Sr. and Patricia L. Byrd with your disclosure in the table on page 16.

14.   Please tell us how you calculated the number of shares owned by related shareholders of General Automotive. Please also tell us the purpose of the "**" next to "General Automotive and General Automotive employees or related family members."

<u>Business, page 22</u>

15.   Your revisions in response to prior comment 15 do not appear to reconcile the description of your business here and in the "Licenses/Royalties" paragraph on page 30; therefore, we reissue the comment. For example, we note that in the first paragraph of this section and in the second paragraph of "Prior and Current Joint Venture Agreements Between General Automotive and SenCer" on page 22, you discuss that your agreement allows the UltraTemp technology to be used for multiple technology applications including igniter, oxygen sensor, fuel cell, and brake pad applications. However, your disclosure in the third paragraph of "SenCer's and General Automotive's Business" on page 22 and in "Licenses/Royalties" on page 30 indicates that your license agreement is for the igniter application only.

16.   Please explain your statement that the UltraTemp technology "is not subject to valid patent infringement claims." What is your basis for the statement? Are you aware of infringement claims that you do not believe are valid?

17.   The last sentence of your first paragraph appears to indicate that you have a current lease with SenCer. Please file the lease with SenCer or clarify. The last sentence of your first paragraph also appears to indicate that you have already leased manufacturing capability. Please reconcile with your response to prior comment 24 that you will make manufacturing arrangements in the future.

18.   Please revise the third paragraph to indicate the basis for your belief that auxiliary power modules can be fabricated from your UltraTemp technology, given your disclosure that you plan to focus on your fuel cell technology after your igniter technology has completed the development phase.

19.   Please revise your disclosure where appropriate to explain the UltraTemp-A base technology that you mention in your chart of future products on page 22.

20.   Please reconcile your disclosure of work accomplished to date for future oxygen sensor, fuel cell, and brake pad products in the chart on page 22 with your disclosure in the last sentence of the third paragraph on page 36. For example, please clarify who performed the work related to the accomplishments to date and who incurred the costs associated with this work. Please also tell us what section of which exhibit to your registration statement gives you the rights to these accomplishments.

SenCer's and General Automotive's Business, page 22

21.   We note your response to prior comment 15 and your disclosure in the third sentence of the third paragraph that you "do not believe that there is no potential for SenCer or its licensees to compete with" you. Please clarify this statement.

Igniter Development, page 23

22.   Refer to prior comment 22 and your disclosure in this section and at the bottom of page 26. Please expand your disclosure significantly to explain clearly to investors who may not work in your industry how you can turn an igniter into a brake, an oxygen sensor, and a complete fuel cell system. Your expanded disclosure should include clear explanations of how these proposed products operate and how the technology you have licensed enables you to produce the entire product.

Igniter Development and Testing, page 23

23.   We reissue comment 19 because your disclosure continues to explain your work on substrates and conductive layers, but does not explain how you developed the rest of the igniter. Also, your revised disclosure should make clear to investors who may not work in your industry how the technical components that you mention work together to form an igniter.

24.   It is unclear why you discuss fuel cells in the second paragraph of this section about igniter development. According to your disclosure on page 22 and 23, igniters are used for home heating and home appliances, not fuel cells. Please revise for clarity.

25.   Please ensure that your disclosure here and throughout your document is current. For example, we note your statement in the third paragraph regarding developments that will occur in July 2010. We also note your statement in the previous section regarding activities that "will" occur by August 2010.

Phase 1 Work Scope – (CERIS) Igniter, page 25

26.   We note your response to prior comment 21, and we reissue the comment. For example, we note that you replaced your disclosure on page 24 that your development phase was 6 months and that you were on track to complete initial prototypes by the last week of July 2010 with disclosure that your development stage was 11 months and that you plan to have a working igniter by the end of 2010. For previously disclosed deadlines that you did not meet, please say so and disclose the reasons why you did not meet the goals. Please also reconcile this disclosure with your disclosure in the last sentence of the second paragraph that you expect to complete development of your first prototype by the end of October 2010.

Competition, page 27

27.   Refer to your response to prior comments 23 and 31. Please expand your disclosure here
        and on page 37 to explain the limitations of making claims regarding cost and
        effectiveness of products at your stage of development. Also, clarify how you believe
        that your potential product will be "more effective" than all products offered by your
        competition.

Manufacturing, page 28

28.   We note your revised disclosure in response to prior comment 24. Please provide the
        basis for your statement that, if SenCer is the manufacturer of your products, it will
        provide the manufacturing costs on a cost plus fixed fee basis.

Joint Venture Agreement/Amended Joint Venture Agreement . . . , page 32

29.   Given your response to prior comment 28, please revise this section to clarify that
        General Automotive and SenCer are not contractually obligated to perform the
        operational roles mentioned in the third and fourth sentences.

Employment Agreement with Dan Valladao, page 32

30.   Given your New York location mentioned on page 39 and the definition of "good reason"
        in the employment agreements, please disclose whether the officers can now terminate
        their employment and receive the post-termination payments that you mention.

Consulting Agreement with Emerging Markets Consulting, LLC, page 33

31.   Please reconcile your disclosure in the last sentence of this section and in the last
        sentence of the third paragraph in the next section with your disclosure that your
        consultants are not selling their shares as part of this registered offering.

Plan of Operations, page 35

32.   Please clarify your response to prior comment 30. It remains unclear how to reconcile
        the amount and timing of your expenses mentioned in section 4.7 of Exhibit 10.1 with
        your disclosure in this section of your prospectus. For example, your disclosure here
        includes $250,000 for oxygen sensor prototypes and fuel cell prototypes, but section 4.7
        includes $900,000 for hydrogen fuel cell/sensor. It also remains unclear what you mean
        by the number of months of the "Development Time Period" in your table on page 36.
        For example:

        •   From your table, it is unclear whether the $150,000 on igniter design/igniter prototype
            has been incurred or whether these costs are expected to be incurred after you obtain

$1,300,000 of financing. How is this disclosure consistent with your disclosure in the last paragraph on page 24?

- Do you anticipate spending $750,000 for igniter production scale-up in the 12 months following your receipt of $1,300,000 of financing or in the 12 months following OEM tests and certification, given your disclosure in the third paragraph on page 36? Please clarify "next 12 months" and reconcile with your other disclosure.

Description of Property, page 39

33.   Related to the lease of your New York facility:

- Please revise the last sentence of the second paragraph to identify the space that you leased from SenCer and whether all or a portion of the leased space was shared or used for common purposes.
- Please clarify whether your oral agreement and subsequent lease relates to all of SenCer's property. Does SenCer have property other than that for which you are paying the rent?
- Please reconcile the disclosure of the lease payment in the last sentence of the second paragraph with your disclosure in the seventh paragraph on page 39.
- Please clarify whether SenCer provides or has provided any consideration for SenCer's use of shared space related to any verbal or written agreement.
- Please clarify why you paid SenCer for space at the same time you had space from Byrd.
- If you have an agreement, verbal or written, related to shared space as mentioned in section 1.1 of Exhibit 10.8, please say so and explain the material terms.

Transactions with Related Persons . . . , page 39

34.   Please clarify in the first paragraph whether you made any of the $2,500 payments to Byrd & Company, LLC under the original twelve-month operating lease.

35.   We reissue prior comment 33 because that comment did not address your selected accounting principle; rather, the comment sought disclosure regarding how you determined the amount to pay for the property you acquired from the related party. Please identify the person who determined for you that the license was worth $215,000, the relationship of that person to you, the relationship of that person to SenCer, and the principle followed in determining that the license was worth $215,000. In addition, if you elect to highlight that your auditor, Patrick Rogers, CPA, PA, determined that the accounting principle that forms the basis of the $215,000 valuation of your license was appropriate, please file the written consent of your auditor to the use of this summarization of his determination as an exhibit to the registration statement. Refer to Rule 436(a).

General Automotive/Dan Valladao, page 40

36.   Regarding your response to prior comment 35, please:

- Revise paragraph (a) of your disclosure to reflect the numbers in your response; and
- Show us your calculation supporting your 24% disclosure.

Shares for Services, page 40

37.   Please tell us why the shares purchased by Emerging Markets Consulting, LLC are not included in the table of shares issued for services on page 40.

Penny Stock Considerations, page 40

38.   Your revisions in response to prior comment 36 make this disclosure unclear. Also, the rule you cite does not appear to provide for the exemption for individual accredited investors that you disclose. Please revise.

Security Ownership of Certain Beneficial Owners and Management, page 45

39.   Please reconcile your disclosure of the aggregate amount of beneficial ownership of your current executive officers and directors as a group with your disclosure of the amount of beneficial ownership of each current executive officer and director and their percentage of ownership as a group.

40.   We note your response to our prior comment 37. Please revise footnotes 1 and 2 to clarify the identities of the natural persons with voting and dispositive power over your shares owned by General Automotive and SenCer.

Executive Compensation, page 46

41.   Please reconcile your response to prior comment 39 with "*" and "**" to your compensation table on page 47. We note that your response to prior comment 39 indicates that salary during fiscal year 2010 reflects salary through July 30, 2010 and that "*" and "**" provide that salary numbers are through June 30, 2010.

42.   Refer to your disclosure and the related footnote added to the "All other compensation" column. If the stock issuance was compensation as described in Regulation S-K Item 402(m), please include it in the appropriate column of the table for such stock compensation following the requirements of Regulation S-K Item 402(n)(2)(v) and the related instruction. Otherwise, please tell us the authority on which you relied for your current method of disclosure in the "All other compensation" column.

Financial Statements, page F-1

43.   We note from your response to our prior comment 42 that you did not succeed to a separately identified line of business of SenCer. We note from your disclosure on page 32 and elsewhere in your filing, that the Technology License agreement provides that SenCer grant to you a perpetual, irrevocable, exclusive, non- transferable, unlimited, unrestricted, and worldwide license to use its existing ceramic composite technology as well as any such technology developed thereafter using the UltraTemp, Ceris or Ceros products for the transportation and appliance gas ignition markets, including gas igniters, appliance igniters, flue gas sensors, automotive sensor heaters, automotive gas sensors, fuel cell stack and components, and head and gas distribution products. As it is unclear how the rights to these technologies and products would not constitute a separately identifiable line of business of SenCer where you have succeeded to substantially all of its business, please tell us how you considered, and discuss your conclusion on, how the underlying technologies and products covered by the Technology License agreement does not represent a separately identifiable line of business of SenCer that represents predecessor operations of the registrant and whether financial information for this separately identifiable line of business of SenCer underlying the Technology License agreement should be presented to provide relevant and meaningful information to investors.

44.   In this regard, please provide us with the historical revenue and expenses associated with the separately identifiable line of business of SenCer underlying the Technology License agreement for the latest interim period and the two most current annual periods before the date of the Technology License agreement. Also, please provide us with assets and liabilities on SenCer's financial statements associated with the separately identifiable line of business of SenCer underlying the Technology License agreement before the date of the Technology License agreement.

Notes to the Financial Statements, page F-23

Note 6 – Stockholders' Equity, page F-33

45.   We recognize your response to prior comment 43. Your response appears to address why you account for the technology license as an intangible asset using an indefinite life. However, it does not address our concern as to why you valued the intangible asset at $215,000 so we re-issue our comment in its entirety. "You indicate the value of the Technology License was equivalent to the agreed value of shares issued to founders SenCer and GA. It is not clear to us whether the established value represents SenCer's historical book value, as you did not respond fully to our comment. In this regard, please tell us SenCer's carrying historical book value of the technology that underlies the registrant's Technology License asset, before the date of the Technology License agreement and the date GAAT was created. Also, if you did not use SenCer's historical

book value in valuing the aforementioned Technology License asset, as stipulated in SAB Topic 5:G, please explain your basis for this conclusion." Please refer to SAB Topic 5:G in your response.

46.   To this regard, we refer to the disclosure under Transactions with Related Persons, Promoters and Certain Control Persons, SenCer and Us, page 39. Please identify and cite to us the accounting principal that forms the basis of the $215,000 valuation that you refer to, and which Patrick Roger, CPA, PA determined was appropriate to determine the license value of $215,000. We may have additional comments after reviewing your response to these comments.

Recent Sales of Unregistered Securities, page II-1

47.   We note your disclosure related to the issuance of shares to Byrd & Company, LLC for consulting services and to the Law Office of Frederick M. Lehrer, PA for legal services. We also note that your disclosure of dates of issuance of these shares in Note 6 on pages F-15 and F-33 are different. Please reconcile.

Exhibit 10.7

48.   We note that your response to prior comment 44 does not explain why section 10 of Exhibit 10.7 contains a blank. Please tell us why Exhibit 10.7 contains a blank.

Exhibit 10.12

49.   We note that Exhibit 10.12 appears to be identical to Exhibit 10.11; Exhibit 10.12 appears to be the second amended technology license agreement rather than the second amended joint venture agreement. Please file the second amended joint venture agreement as an exhibit.

Exhibit 23.1

50.   We recognize your response to our prior comment 47; however, we continue to note the following in your Exhibit 23.1 Consent of Independent Registered Public Accounting Firm: The consent does not indicate that the accounting firm is consenting to the use of its report. Please revise accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dennis Hult at (202) 551-3618 or Jeffrey Jaramillo, Branch Chief, at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact Aslynn Hogue at (202) 551-3841 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via facsimile):   Frederick M. Lehrer, Esq. – Law Office of Frederick M. Lehrer P A